Exhibit (d)(aa)(1)
Form of
Exhibit A
PACIFIC SELECT FUND
FEE SCHEDULE
Effective: May 1, 2011
Portfolio: Diversified Bond Portfolio
     The Investment Advisor will pay to the Portfolio Manager a monthly fee based on an annual percentage of the average daily net assets of the Diversified Bond Portfolio according to the following schedule:

Rate%	Break Point (assets)

0.225%	First $300 million
0.15%	Excess over $300 million up to $2 billion
0.10%	Excess over $2 billion
Portfolio: Inflation Protected Portfolio
     The Investment Advisor will pay to the Portfolio Manager a monthly fee based on an annual percentage of the average daily net assets of the Inflation Protected Portfolio according to the following schedule:

Rate%	Break Point (assets)

0.125%	First $100 million
0.075%	Next $100 million
0.050%	Next $800 million
0.040%	Next $1 billion
0.030%	Excess over $2 billion
     Fee for Services shall be prorated for any portion of a year in which the Agreement is not effective.